cm

Rec'd 11/1/06

SECI 06050461 ...ISSION
...gton, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42013

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: G.W. & WADE ASSET MANAGEMENT COMPANY, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

93 WORCESTER STREET
(No. and Street)

WELLESLEY (City) MA (State) 02481-3609 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TIMOTHY PINCH 781-239-1188
(Area Code – Telephone Number)

PROCESSED
JAN 25 2007
THOMSON FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DAVID J. CLEARY, CPA, MST
(Name – *if individual, state last, first, middle name*)

TWO CABOT PLACE (Address) STOUGHTON (City) MA (State) 02072 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 01 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
03

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, TIMOTHY PINCH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of G.W. & WADE ASSET MANAGEMENT COMPANY, INC., as of DECEMBER 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

CLERK/PRINCIPAL
Title

Carol W. Cassoli
Notary Public My Comm exp. 11/24/06

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DJC

DAVID J. CLEARY, CPA, MST

TWO CABOT PLACE, STOUGHTON, MA 02072
(781) 341-4100 • FAX (781) 344-5032

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
G.W. & Wade Asset Management Company, Inc.
Wellesley, Massachusetts

I have audited the accompanying statement of financial condition of G.W. & Wade Asset Management Company, Inc. as of December 31, 2005 and 2004 and the related statements of income, stockholders' equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards required that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of G.W. & Wade Asset Management Company, Inc. as of December 31, 2005 and 2004, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion of the basic financial statements taken as a whole. The supplementary information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934.

Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

David J Cleary

February 17, 2006

G.W. & WADE ASSET MANAGEMENT COMPANY, INC

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2005 AND 2004

ASSETS

	2005	2004
Cash	$ 158,368	$ 136,128
Receivable from clearing broker	258,051	294,777
Commissions receivable	483,065	400,448
Investment in United States Treasury Bill:		
due April 2006	98,968	--
due March 2005	--	99,576
TOTAL ASSETS	$ 998,452	$ 930,929

LIABILITIES AND STOCKHOLDERS' EQUITY

	2005	2004
STOCKHOLDERS' EQUITY (note 3):		
Common stock, $1 par value, authorized 200,000 shares; issued 25,000 shares	$ 25,000	25,000
Retained earnings	979,898	912,375
Total capital & retained earnings	1,004,898	937,375
Less: Treasury stock, 6,446 at cost	(6,446)	(6,446)
Total Stockholders Equity	998,452	930,929
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 998,452	$ 930,929

The Accompanying Notes are an Integral Part of these Financial Statements

G.W. & WADE ASSET MANAGEMENT COMPANY, INC.

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
REVENUE - COMMISSIONS (note 4)	$4,757,235	$4,411,203
EXPENSES:		
Commissions and clearing expenses	371,845	330,090
Broker dealer and agent expenses	33,963	32,449
Administrative fee-affiliate (note 4)	567,000	444,000
Loss due to error transactions (note 5)	819	794
Professional fees	5,900	5,900
Computer usage	45,326	46,766
Software maintenance	19,566	19,272
Insurance bonding	3,119	3,045
Other operating expenses	128,184	129,639
Total expenses	1,175,722	1,011,955
OTHER INCOME:		
Interest Income	41,522	59,049
Dividend income	17,841	4,094
Total other income	59,363	63,143
NET INCOME	$3,640,876	$3,462,391

The Accompanying Notes are an Integral Part
of these Financial Statements

G.W. & WADE ASSET MANAGEMENT COMPANY, INC

STATEMENTS OF STOCKHOLDERS' EQUITY

DECEMBER 31, 2005 AND 2004

	COMMON STOCK	RETAINED EARNINGS	TREASURY STOCK	TOTAL STOCKHOLDERS' EQUITY
BALANCE AT DECEMBER 31, 2003	$ 25,000	$ 878,196	$ (6,446)	$ 896,750
NET INCOME	--	3,462,391	--	3,462,391
DISTRIBUTIONS TO SHAREHOLDERS	--	(3,428,212)	--	(3,428,212)
BALANCE AT DECEMBER 31, 2004	25,000	912,375	(6,446)	930,929
NET INCOME	--	3,640,876	--	3,640,876
DISTRIBUTIONS TO SHAREHOLDERS	--	(3,573,353)	--	(3,573,353)
BALANCE AT DECEMBER 31, 2005	$ 25,000	$ 979,898	$ (6,446)	$ 998,452

The Accompanying Notes are an Integral Part of these Financial Statements

G.W. & WADE ASSET MANAGEMENT COMPANY, INC.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$3,640,876	$3,462,391
Adjustments to reconcile net income to net cash provided by operating activities:		
Discount accreted on US Treasury Bill	(2,752)	(1,095)
(Increase)Decrease in receivable from clearing broker	36,726	(67,165)
(Increase)in commission receivable	(82,617)	(135,591)
Net Cash Provided by Operating Activities	3,592,233	3,258,540
CASH FLOWS FROM INVESTING ACTIVITIES:		
Maturity of United States Treasury Bills	200,000	200,000
Purchase of United States Treasury Bills	(196,640)	(198,632)
Net Cash Provided by Investing Activities	3,360	1,368
CASH FLOWS FROM FINANCING ACTIVITIES:		
Payment of short term debt	--	(6,446)
Distributions to stockholders	(3,573,353)	(3,428,212)
Net Cash Used by Financing Activities	(3,573,353)	(3,434,658)
NET INCREASE(DECREASE) IN CASH	22,240	(174,750)
CASH - BEGINNING OF YEAR	136,128	310,878
CASH - END OF YEAR	$ 158,368	$ 136,128
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Cash paid during the year for:		
Interest	$ --	$ --

The Accompanying Notes are an Integral Part of these Financial Statements

G.W. & WADE ASSET MANAGEMENT COMPANY, INC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

NOTE 1 - NATURE OF BUSINESS

G.W. & Wade Asset Management Company, Inc. (the "Company") is registered under the Securities Exchange Act of 1934 as a broker/dealer providing securities brokerage, placement and underwriting services. The Company utilizes a clearing/ carrying broker to execute brokerage transactions and perform custodial functions relating to customer securities.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Commissions - The Company recognizes revenue and expenses relating to securities transactions on a settlement date basis.

Income Taxes - The Company is taxed under provisions of Subchapter S of the Internal Revenue Code, whereby the Company's taxable income or loss is recognized by the individual stockholders. Therefore no tax provision is made for the Company's current year earnings.

Cash - Cash represents cash in checking and money market accounts.

NOTE 3 - NET CAPITAL

G.W. & Wade Asset Management Company, Inc., as a registered broker/dealer, is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities and Exchange Act of 1934.

NOTE 3 - NET CAPITAL-Continued

Under the computation provided by the Uniform Net Capital Rule, the Company is required to maintain "net capital" equal to the greater of $5,000 or 6 2/3% of "aggregate indebtedness" as the terms are defined in the Rule. The Company had a net capital requirement of $5,000 for December 31, 2005 and 2004, whereas its actual net capital was $286,131 for 2005 and $292,179 for 2004. The rule also provides that an aggregate indebtedness to net capital ratio of no greater than 15 to 1 be maintained. The Company's net capital ratio amounted to 0 to 1 and 0 to 1 as of December 31, 2005 and 2004 respectively.

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company acts as a broker in security transactions for an affiliate and sells investments brokered by its affiliate. All commission revenue is derived from transactions initiated by the affiliated company.

All accounting, clerical and other management services are shared with and paid by the affiliated company. During 2005 and 2004, the Company paid the affiliated company administrative fees for these services amounting to $567,000 for 2005 and $444,000 for 2004.

NOTE 5 - LOSS DUE TO ERROR TRANSACTIONS

Error transaction losses result from the change in a securities market value from the date the Company enters into a transaction to the ultimate execution date of a transaction, or from the cancellation of a transaction.

SUPPLEMENTARY INFORMATION

G.W. & WADE ASSET MANAGEMENT COMPANY, INC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2005 AND 2004

	2005	2004
Net worth:		
Common Stock	$ 25,000	$ 25,000
Retained earnings	979,898	912,375
Treasury stock	(6,446)	(6,446)
Total Net Worth	998,452	930,929
Deduct non-allowable asset:		
Commissions receivable under Rule 12b-1	(704,205)	(631,814)
Net Capital before haircuts on securities positions	294,247	299,115
Haircuts on securities-money market accts.	(3,116)	(1,936)
Excess Fidelity bond deductible	(5,000)	(5,000)
Net Capital	$ 286,131	$ 292,179
Aggregate Indebtedness	$ --	$ --
Net Capital	$ 286,131	$ 292,179
Minimum net capital requirements to be maintained (Note 3)	(5,000)	(5,000)
Excess net capital	$ 281,131	$ 287,179
Ratio of aggregate indebtedness to Net Capital	0 to 1	0 to 1

The independent auditor's report should be read with this supplementary schedule

G.W. & WADE ASSET MANAGEMENT COMPANY, INC

RECONCILIATION OF AUDITED COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 TO UNAUDITED FOCUS REPORT PART IIA

DECEMBER 31, 2005 AND 2004

	2005	2004
Aggregate indebtedness (A.I.) per Unaudited revised FOCUS Report	$ --	$ --
Aggregate indebtedness per audit report	$ --	$ --
Net worth per unaudited revised FOCUS Report	$ 998,452	$ 930,929
Net worth per audit report	998,452	930,929
Commissions receivable under Rule 12b-1	(704,205)	(631,814)
Haircuts on securities	(3,116)	(1,936)
Excess Fidelity bond deductible	(5,000)	(5,000)
Net capital per above	$ 286,131	$ 292,179

The independent auditor's report should be read with this supplementary schedule

DJC

DAVID J. CLEARY, CPA, MST

TWO CABOT PLACE, STOUGHTON, MA 02072
(781) 341-4100 • FAX (781) 344-5032

To the Board of Directors
G.W. & Wade Asset Management Company, Inc.
Wellesley, Massachusetts

In planning and performing my audit of the financial statements and supplemental schedules of G.W. & Wade Asset Management Co., Inc. (the Company), for the year ended December 31, 2005, I considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC) I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment of securities of Section 8 Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards estabilished by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned funtions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

David J Cleary

February 17, 2006